UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

MYOKARDIA, INC.
(Name of Subject Company (Issuer))

GOTHAM MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

62857M105
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, NY 10016
(212) 546-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Daniel E. Wolf, Esq.
Jonathan L. Davis, Esq.
Maggie D. Flores, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$13,071,333,804.79	$1,426,082.52

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 53,322,904 outstanding shares (“Shares”) of common stock of MyoKardia, Inc. and (B) $225.00 (the “Offer Price”); (ii) the product of (A) 4,745,419 Shares subject to issuance pursuant to stock options granted and outstanding and (B) $182.41, which is the difference between the $225.00 per share tender offer price and $42.59, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 894,749 Shares subject to such restricted stock units with any applicable performance conditions deemed to be achieved at target performance (which is the same as at maximum performance) and (B) the Offer Price; and (iv) the product of (A) 30,000 Shares which are estimated to be subject to outstanding purchase rights under the MyoKardia, Inc. Amended and Restated Employee Stock Purchase Plan and (B) the Offer Price.

The foregoing figures have been provided by MyoKardia, Inc. to the Offeror and Parent of Offeror and are as of October 13, 2020, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001091.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,426,082.52	Filing Party: Bristol-Myers Squibb Company
Form of Registration No.: Schedule TO	Date Filed: October 19, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on October 19, 2020 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Gotham Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of MyoKardia, Inc., a Delaware corporation, at $225.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

1.          The information set forth in the first paragraph of the response to the question “When and how will I be paid for my tendered Shares?” under the heading “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated by the paragraph set forth below.

In accordance with the terms and conditions of the Merger Agreement, and subject only to the satisfaction or waiver (to the extent such waiver is permitted by the Merger Agreement and applicable Law) of the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” and, for the avoidance of doubt, no other conditions, Purchaser will (and Parent will cause Purchaser to), at or promptly following the expiration of the Offer, irrevocably accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and, at or promptly following the Offer Acceptance Time (and in any event within three business days), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

2.          The information set forth in the first paragraph of Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase is hereby amended and restated by the paragraph set forth below.

Upon the terms and subject to the conditions to the Offer, we will, at or promptly following the Expiration Time, accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and, at or promptly following the Offer Acceptance Time (and in any event within three business days thereafter), pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”

3.          The information set forth in the last paragraph of Section 16—“Certain Legal Matters; Regulatory Approvals—Notification of Certain Matters; Litigation Related to the Merger” of the Offer to Purchase is hereby amended and restated by the paragraphs set forth below.

On October 19, 2020, a purported stockholder of MyoKardia filed a complaint in the United States District Court for the Northern District of California, entitled Wang v. MyoKardia, Inc. et al., 3:20-cv-07342, against MyoKardia and each of its directors. On October 26, 2020, a purported stockholder of MyoKardia filed a substantially similar complaint in the United States District Court for the District of Delaware, entitled Adams v. MyoKardia, Inc. et al., 1:20-cv-01445-UNA, against MyoKardia, each of its directors, Parent and Purchaser. On October 27, 2020, a purported stockholder of MyoKardia filed a substantially similar complaint in the United States District Court for the Eastern District of New York, entitled Gray v. MyoKardia, Inc. et al., 1:20-cv-05176, against MyoKardia and each of its directors. On October 29, 2020, a purported stockholder of MyoKardia filed a substantially similar complaint in the United States District Court for the Southern District of New York, entitled Farina v. Myokardia, Inc., et al., 1:20-cv-09104, against MyoKardia and each of its directors. Each complaint alleges that the defendants violated federal securities laws by misrepresenting and/or omitting material information in the Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated, (iii) damages and (iv) plaintiff’s attorneys’ and experts’ fees and expenses. The Company, Parent and Purchaser believe that the claims asserted in the complaints are without merit.

Additional lawsuits may be filed against MyoKardia, the MyoKardia Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.

Item 12. Exhibits.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following Exhibit to the List of Exhibits:

Exhibit No.	Description
(a)(5)(xiii)
MyoKardia, Inc. Employee Presentation provided to employees of MyoKardia, Inc. on October 28, 2020 (incorporated by reference to Exhibit (a)(1)(J) of the MyoKardia, Inc. Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 28, 2020).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2020

GOTHAM MERGER SUB INC.

By:	/s/ Brian P. Heaphy
Name: Brian P. Heaphy
Title: Vice President

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Katherine R. Kelly
Name: Katherine R. Kelly
Title: Corporate Secretary

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated as of October 19, 2020.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement, as published in The Wall Street Journal on October 19, 2020.

(a)(5)(i)
Joint Press Release of Bristol-Myers Squibb Company and MyoKardia, Inc. dated October 5, 2020 (incorporated by reference to Exhibit 99.1 of the Bristol-Myers Squibb Company Current Report on Form 8-K (File No. 001-01136) filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(ii)
Investor Relations Presentation dated October 5, 2020 (incorporated by reference to Exhibit 99.2 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(iii)
Investor Relations Call Transcript dated October 5, 2020 (incorporated by reference to Exhibit 99.3 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(iv)
Transaction Infographic dated October 5, 2020 (incorporated by reference to Exhibit 99.4 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(v)
Social Media Content dated October 5, 2020 (incorporated by reference to Exhibit 99.5 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(vi)
Enterprise Letter dated October 5, 2020 (incorporated by reference to Exhibit 99.6 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(vii)
Bristol-Myers Squibb Employee Q&A dated October 5, 2020 (incorporated by reference to Exhibit 99.7 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(viii)
Transcript of Interview with Bristol-Myers Squibb Chief Executive Officer dated October 5, 2020 (incorporated by reference to Exhibit 99.1 of the second Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 6, 2020).

(a)(5)(ix)
Social Media Content dated October 5, 2020 (incorporated by reference to Exhibit 99.2 of the second Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 6, 2020).

(a)(5)(x)
MyoKardia, Inc. Current Report on Form 8-K dated October 5, 2020 (incorporated by reference to the MyoKardia, Inc. Current Report on Form 8-K (File No. 001-37609) filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(xi)
Email from Tassos Gianakakos, Chief Executive Officer of MyoKardia, Inc., to employees on October 5, 2020 (incorporated by reference to Exhibit 99.1 of the first MyoKardia, Inc. Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(xii)
MyoKardia, Inc. Employee Q&A first used on October 5, 2020 (incorporated by reference to Exhibit 99.2 of the first MyoKardia, Inc. Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(xiii)
MyoKardia, Inc. Employee Presentation provided to employees of MyoKardia, Inc. on October 28, 2020 (incorporated by reference to Exhibit (a)(1)(J) of the MyoKardia, Inc. Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 28, 2020).

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of October 3, 2020, by and among Bristol-Myers Squibb Company, Gotham Merger Sub Inc. and MyoKardia, Inc. (incorporated by reference to Exhibit 2.1 of the MyoKardia, Inc. Current Report on Form 8-K (File No. 001-37609) filed with the Securities and Exchange Commission on October 5, 2020).

(d)(2)	Confidentiality Agreement, dated as of September 17, 2020, between Bristol-Myers Squibb Company and MyoKardia, Inc.

(d)(3)	Exclusivity Agreement, dated as of September 25, 2020, between Bristol-Myers Squibb Company and MyoKardia, Inc.

(d)(4)	Tender and Support Agreement, dated as of October 3, 2020, between Bristol-Myers Squibb Company, Gotham Merger Sub Inc., and Tassos Gianakakos.

(g)	Not applicable.

(h)	Not applicable.